November 6, 2012

VIA EMAIL AND COURIER
Larry Spirgel, Assistant Director
Jessica Plowgian, Attorney Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Tsingda eEDU Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-52347

Dear Mr. Spirgel:

               Tsingda eEDU Corporation (the “Company”, “we”, “our”, “us”, or “Tsingda”), is electronically transmitting hereunder proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated October 1, 2012, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed on March 30, 2012. A marked version of the proposed Amendment No. 1 to the Form 10-K (“Form 10-K/A”) is enclosed herewith reflecting all changes to the Form 10-K. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Business, page 3

1.

Please revise your disclosure to contain an organizational chart showing your corporate structure. The chart should clearly indicate those entities in which you have an equity interest and those in which you only have a contractual interest. Your revised disclosure should clarify which entities control and have licenses and/or contractual arrangements with respect to your directly-owned learning centers and your franchised learning centers.

          We have included an organization chart on page 2 of the Form 10-K/A indicating the entities we have equity interests in, as well as those we control through contractual arrangements. We have also revised the disclosure on page 6 of the Form 10-K/A to clarify that Beijing Tsingda Century Investment Consultant of Education Co. Ltd. (“Tsingda Education”), owns the Company-owned learning centers. Tsingda Education enters into franchise agreements with the franchised learning centers.

2.

Expand your disclosure to address your recent investments in YIYING Angel Education Consulting Co., Ltd. and Beijing ShangXue Educational Technology Co., as discussed on page 43. Disclose the portion of each such entity’s revenue and liabilities you are responsible for and file any relevant agreements for each acquisition as exhibits to your Form 10-K.

We have expanded the disclosure with regard to the two investments on page 55 of the Form 10-K/A.

          The Yiying acquisition closed on August 3, 2012 when we paid $200,000 to YIYING Angel according to the Supplementary Agreement to the Yiying Acquisition Agreement. We have been entitled to and responsible for 70% of the revenue and liabilities of Yiying Angel since August 2, 2012. The financial results of Yiying Angel will be fully consolidated in our financial statements starting from the fiscal period ended September 30, 2012.

          Pursuant to the Shangxue Co-operation Agreement, after closing of the acquisition, the board of directors of Shangxue is authorized to decide how the profit and loss should be allocated between Tsingda Education and the original Shangxue shareholders.

We have included the unofficial English translation of the Yiying Acquisition Agreement and its Supplementary Agreement and the Shangxue Co-operation Agreement as exhibits to the Form 10-K/A.

PRC Regulation of Franchise Business, page 8

3.

We note your disclosure on page 10 that franchisees are required to obtain necessary operating permits and comply with applicable laws and regulations. Expand your disclosure here and in your risk factors to clarify the scope of your liability with respect to a franchisee’s failure to comply with applicable laws or regulations. Your revised disclosure should indicate whether you have any indemnification rights with respect to any such non-compliance or breaches.

          We have expanded the disclosure with respect to our exposure in the section titled “Franchise Arrangements” and added a new risk factor on page 39 of the Form 10K/A with respect to a franchisee’s failure to comply with applicable laws or regulation.

We have also included the unofficial English translation of a sample Franchise Agreement as an exhibit to the Form 10-K/A.

Government Regulation, page 14

4.

We note your statement that you have applied for a license for broadcasting audio-video programs through the internet. However, your disclosure also indicates that these requirements are not applicable to you. Please explain. In addition, please indicate the status of your application and identify any penalties you may incur for the conduct of your operations without this license.

          We have revised the disclosure on page 18 of the Form 10-K/A to clarify that we obtained the license for broadcasting audio-video programs through the internet on December 24, 2010, which is required for our operations. We have added disclosure clarifying that we are not required to be licensed as an “online education school”.

          According to the Rules for Administration of Internet Video-Audio Programs Services, if an entity engages in the provision of video-audio program services through the internet without an appropriate license, the relevant PRC governmental authorities may issue a warning, order such entity to take corrective action, stop the operations, confiscate the equipment involved in the illegal activities and/or impose fines and penalties.

          Tsingda Education did broadcast through the Internet before December 24, 2010. Accordingly, it is possible we could be penalized by relevant PRC governmental authorities according to The Rules for Administration of Internet Video-Audio Programs Service, although it is not clear what sanctions may be imposed.

5.

We note your conclusion on page 15 that you are not a private school. However we also note your disclosure on page 15 that as a result of the restrictions on foreign party involvement in educational programs you “cannot direct [y]our affiliates in China” and instead are a “service provider” to those affiliates. Please expand your disclosure to clarify why the Regulations on Chinese-Foreign Cooperation in Operating Schools would be applicable to your program if you are not considered to be operating private schools.

          We have revised the disclosure on page 20 of the Form 10-K/A to clarify that we are not subject to the Regulations on Chinese-Foreign Cooperation in Operating Schools and its Implementing Rules. The Regulations on Operating Chinese-Foreign Schools and its Implementing Rules are intended to encourage substantive cooperation between foreign education institutions and Chinese educational organizations through regulation of schools or programs jointly operated by Chinese educational organizations and foreign education institutions, which are required to have relevant qualifications and experience in providing high-quality education. Tsingda eEDU and its affiliates are not “foreign education institutions” as defined under these regulations. Furthermore, according to the legal opinion we obtained from our PRC legal counsel, neither our VIE entity, Tsingda Education, nor the Tsingda Learning Centers operated by Tsingda Centers are “private schools” as defined in the Law for Promoting Private Education. Therefore the Regulations on Chinese-Foreign Cooperation in Operating Schools and its Implementing Rules are not applicable to us.

6.

We note your reference on page 15 to the Announcement Regarding Re-Approval of Chinese-Foreign Cooperative Education Institutions and Programs and the MOE Circular on Further Regulation Chinese-Foreign Cooperative Education Programs. Please expand your disclosure to explain whether and how these regulations apply to both your directly owned and franchised learning centers. Your disclosure should address your compliance, if applicable, with each of these regulations.

          As noted in our response to Comment No. 5, the Regulations on Chinese-Foreign Cooperation in Operating Schools and its Implementing Rules, as well as the Announcement Regarding Re-Approval of Chinese-Foreign Cooperative Education Institutions and Programs and the MOE Circular on Further Regulation Chinese-Foreign Cooperative Education Programs, do not apply to us. As such, we have revised the disclosure on page 20 of the Form 10-K/A

Regulations on Protection of the Right of Dissemination through Information Networks, page 16

7.	Please expand your disclosure to indicate how you comply with these restrictions as they apply to your online services and products.

We have revised the disclosure on page 21 of the Form 10-K/A by adding the following disclosure to explain our compliance with these regulations.

          All of our online services and products are delivered by Tsingda Education through software and teaching materials. 90% of these software and teaching materials are self-developed, 8% purchased, and 2% are jointly developed with third parties. Tsingda Education is the sole owner of the copyright for the 90% self-developed software and teaching materials. WFOE entered into license agreements with the providers with regard to the 8% purchased courseware so that we obtained the right to use these software and teaching materials on our online platform and the cooperative platform. As to the 2% jointly developed software and teaching materials, Tsingda Education entered into agreements with collaborators pursuant to which we jointly develop these materials and we are entitled to use the software and materials developed, and are obligated to share the profits with them. We believe our operations are in compliance with the Regulations on Protection of the Right of Dissemination through Information Networks.

Limitations on Foreign Ownership of Our Business, page 18

8.

We note your statement that your corporate structure is designed to comply with current regulatory limitations on foreign ownership. Please clarify whether your operations are restricted under the Foreign Investment Industry Guidance Catalogue.

We have revised the following disclosure on page 23 of the Form 10-K/A.

          Our current operations, including our provision of online video-audio programs, may be deemed as within the “prohibited” or “restricted” industries in the Catalogue. Our corporate structure, especially the VIE Agreements, is designed to comply with current regulatory limitations on foreign ownership. Under the current PRC laws and regulations, it is not clear whether foreign participation through VIE arrangement is permitted. There was no regulatory action to sanction foreign involvement in the restricted or prohibited industries through a VIE structure. Both Tsingda Education and the WFOE are PRC domestic enterprises. The business licenses of both entities were approved by relevant governmental authorities. Despite this, there is no assurance that the PRC government will not take a more restrictive view on the VIE structure and impose sanctions against such arrangements. We have disclosed such risks in the risk factor discussions entitled “Risks Related to Our Corporate Structure” on page 32 of the Form 10-K/A.

Risk Factors, page 22

9.

Please revise your Risk Factors section to include a separate risk factor discussing the potentially limited access by investors and other market participants to corporate records filed with PRC government entities such as SAIC. Include in your discussion what steps must be taken by individuals to gain access to these records, for example, seeking permission from you for SAIC to grant access to this information including, but not limited to, financial reports, shareholder changes and assets transfers.

We have included a separate risk factor in response to the Staff’s comment on page 38 of the Form 10-K/A.

10.

Please include risk factor disclosure identifying the names and titles of your officers and directors who are shareholders in Tsingda Education and Tsingda Network and discuss how their fiduciary duties to the listed company, Tsingda eEDU Corporation, may conflict with these individuals’ respective roles in the VIE and its subsidiary, including as majority shareholders and any officer and director or other leadership roles they have in such entities. Discuss whether or not you have agreements in place to resolve conflicts of interest between the listed company and VIE and its operations. Finally, disclose how the interests of Tsingda eEDU Corporation officers and directors may not be aligned with the unaffiliated public security holders of Tsingda eEDU Corporation due to these individuals’ holdings of the operational company.

          We have included a separate risk factor titled “Tsingda Education Shareholders have potential conflicts of interest with us, which may adversely affect our business.” in response to the Staff’s comment on page 34 of the Form10-K/A.

“Governmental control of currency conversion may affect the value of your investment,” page 29

11.

Please revise your disclosure in this risk factor to reference any new rules, regulations and circulars, or restrictions by SAFE or other agencies of the PRC (including Circular 45 promulgated November 16, 2011 by SAFE), regarding Renminbi converted from foreign currency capital. Explain how these limitations may affect your ability to finance your PRC subsidiaries.

          We have included disclosures with respect to Circular 45 under the title “Foreign exchange restrictions on transfer of proceeds from offshore offerings to our PRC subsidiaries” in the discussions with regard to PRC regulations in Item 1 on page 26 as well as two separate risk factors under “Risks related to Doing Business In China” starting from page 37 of the Form 10-K/A.

12.

Please tell us whether the business scope of your PRC subsidiary includes equity investments. If it does not, please expand this risk factor to explain how this limitation will affect Tsingda eEDU Corporation’s ability to finance its PRC subsidiary, including, but not limited to, what use can be made of Renminbi converted from foreign currency-denominated capital for equity investments in the PRC by Tsingda eEDU Corporation’s PRC subsidiary. Disclose your use of such Renminbi converted from foreign currency denominated capital.

          The business scope of neither WFOE nor Tsingda Education includes equity investments. So far, we have been financing our operations using cash generated from operations. In September 2010, the WFOE applied for “foreign exchange conversion permit” which will allow it to freely convert foreign currency (including those it receives from offshore offerings) into RMB and vice versa. There is no assurance whether or when we will obtain the approval. We have included relevant disclosure under the title “Foreign exchange restrictions on transfer of proceeds from offshore offerings to our PRC subsidiaries” in the discussions with regard to PRC regulations in Item 1 as well as a separate risk factor under “Risks related to Doing Business In China” on page 26 and page 37 of the Form 10-K/A, respectively.

Company Overview, page 34

13.

We note your description of your agreements with Tsingda Education on page 26. Please expand your disclosure in this section to include a more detailed summary of the agreements governing your relationship with Tsingda Education. Your disclosure should include, among other material terms, the term of each such agreement and the respective termination rights of the parties. Please clarify whether Tsingda Education has paid the consulting fees contemplated by the consulting services agreement.

          We have included a summary description of the VIE agreements starting from page 2 and page 45 of the Form 10-K/A in response to the Staff’s comment. Tsingda Education never paid the consulting fees contemplated by the Consulting Services Agreement because the Company agreed to waive the consulting fee payable by the Tsingda Education for a period of 5 years from April 26, 2010 to April 26, 2015 in order for Tsingda Education to have enough cash to fund the expansion of its business.

14.

Please expand your disclosure to clarify whether the pledge in your Equity Pledge Agreement has been registered with the local SAIC. If it has not been registered, include risk factor disclosure addressing the risks associated with the failure to register the equity pledge.

          The shareholders of Tsingda Education registered the pledge of their equity interest contemplated in the Equity Pledge Agreement with the local SAIC in August 2010. Subsequently in July 2011, the shareholders of Tsingda Education amended the registration to reflect certain transactions among them. We have revised the disclosure on page 24 of the Form 10-K/A to clarify the above.

15.

Please revise your disclosure to address the fact that the primary remedy under the share pledge agreements for default in these arrangements is to engage in an auction or sale of the shares. Your disclosure should clarify that such an auction or sale may not result in Tsingda’s receipt of full value of the equity or the business of the entities and that any proceeds you receive would be net of the payment of related expenses and taxes.

We have included relevant disclosure on page 3 of the Form 10-K/A in response to the Staff’s comment.

16.

We note your disclosure that Tsingda Education’s shareholders have granted Tsingda Management the exclusive right and option to acquire all of their equity interest. Expand your disclosure to indicate the terms pursuant to which Tsingda Management can exercise this option.

          We have included relevant disclosure on page 3 of the Form 10-K/A to clarify the terms pursuant to which the WFOE can exercise the option and the terms of such exercise. The WFOE and/or its designee may exercise the option at any time by giving a written notice to the Tsingda Education Shareholders.

Signature Page

17.	We note that your Form 10-K is not signed by your principal accounting officer or controller. If Mr. Chungmai is signing in the capacity of both positions, please revise your filing to so indicate.

Mr. Chungmai Kang has signed the Form 10-K/A in the capacity of both principal financial officer and principal accounting officer.

Note 9—Due from the Related Party, page F-15

18.	We note your disclosure on page F-15 of a loan made to an executive of the company as of August 5, 2011. Please tell us how this loan is in compliance with Section 402(a) of the Sarbanes Oxley Act.

          The US $2.9 million loan was made to Mr. Guozhen Zhou, based on an Investment Agreement (the “AOSA Agreement”) and a Supplementary Agreement to the AOSA Agreement dated August 5, 2011. Mr. Zhou has been employed as Vice President of Tsingda Education since 2011, in charge of setting up a joint venture by restructuring the equity ownership of Asian Outstanding Students Association Union Ltd. (the “AOSA”), a Canadian corporation. The purpose of AOSA is to help Asian students study at top-tier Canadian universities through a series of language and professional course training programs. Pursuant to the AOSA Agreement and its Supplementary Agreement, we wired US $3.0 million to a designated account. Pursuant to the AOSA Agreement, the funds in the account shall be used for specific purposes including course development, research and completion of the registration of the joint venture in both Canada and China. It is specifically provided in the AOSA Agreement that each disbursement shall be reported to AOSA’s board of directors. The US $3 million loan was to be converted into equity of AOSA upon completion of all the required registrations in both China and Canada.

          Due to personal health reasons, Mr. Zhou suspended the project and returned the loan made by Tsingda Education, excluding expenses spent since its inception. As of March 6, 2012, approximately $100,000 had been spent and US$2.9 million had been returned to us.

          We believe this loan is not in violation of Section 402(a) of the Sarbanes-Oxley Act because this was not a personal loan. Rather, this was a business loan in furtherance of our business objectives. The loan was to be used for specific purposes as set forth in the AOSA Agreement and each disbursement reported to the board of directors of AOSA. We were to have three seats on the board of AOSA and the right to approve the cashier and accountants of AOSA. These safeguard measures were designed to ensure the loan made to Mr. Zhou was used for its intended business purpose.

We have included the unofficial English translation of the AOSA Agreement and its Supplementary Agreement as exhibits to the Form 10-K/A.

**************************************

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Adam Mimeles Esq., at (212) 370-1300.

Very truly yours,

/s/ Chungmai Kang

Chungmai Kang